                                           Filed by Newfield Exploration Company
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                         filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                   Subject Company: Newfield Exploration Company
                                                 Commission File Number: 1-12534


Following is a press release issued by Moody's on June 3, 2002:


[MOODY'S INVESTORS SERVICE LOGO]                          GLOBAL CREDIT RESEARCH
                                                                   RATING ACTION
                                                                      3 JUN 2002

RATING ACTION: NEWFIELD EXPLORATION COMPANY

MOODY'S CONFIRMS NEWFIELD EXPLORATION'S Ba2 SR. UNS. NOTES

APPROXIMATELY $444 MILLION OF DEBT & PREFERRED SECURITIES AFFECTED

New York, June 03, 2002 -- Moody's Investors Service confirmed Newfield Exploration's (NFX) ratings, reflecting its pending purchase of EEX Corp. for roughly $640 million, including 7.1 million of NFX common issued to EEX common and preferred shareholders, plus assumption of roughly $360 million of EEX net debt and effective debt obligations. The price will adjust to NFX's stock price, with EEX shareholders absorbing subsequent downturns or benefiting from upturns in NFX's stock price before the acquisition closes.

With a stable outlook, Moody's confirmed:

i) NFX's Ba2 senior implied rating.

ii) NFX's Ba2 rating on $175 million of 7.625% senior unsecured notes due 2011.

iii) NFX' Ba2 rating on $125 million of 7.45% senior unsecured notes due 2007.

iv) Newfield Financial Trust I's Ba3 rating on $144 million of 6.5% convertible trust preferred.

Pro-forma for March 31, 2002, NFX states its existing $525 million borrowing base would have $114.4 million of undrawn availability (plus $40 million of uncommitted bank lines) if it has not yet refinanced the EEX debt with subordinated offerings, instead using a bridge facility, secured by EEX's reserves and non-recourse to NFX, to refinance EEX. Bridge proceeds could retire EEX bank debt, unwind its $52 million gas sales obligation, and cover acquisition transaction costs. Alternatively, NFX states that pro-forma for various scenarios of public subordinated offerings, NFX could have undrawn bank availability of roughly $135 million.

The $640 million purchase price equates to a high $11.37/boe for EEX's adjusted proven reserves and $30,236/boe for its current daily production. Combined with the funding package, this substantially boosts NFX's debt burden on reserves and interest and preferred dividend burden on production. NFX estimates EEX's proven reserves to be roughly 80% of the 69.5 million barrels of oil-equivalent (mmboe) U.S reserves EEX reported for 2001.

NFX hopes to justify the high price with subsequent volume upside in EEX's deepwater Gulf of Mexico (GOM) plays, deep horizon shallow water GOM Treasure Island play, and onshore Texas properties. NFX was also attracted to EEX's deepwater GOM seismic database, higher position on the deepwater GOM learning curve, and onshore Texas team.

The ratings are supported by a history of sound funding and business strategies; acceptable leverage for the ratings, as long as NFX materially reduces effective debt in twelve months; larger reserve scale and diversification; increased longer-lived onshore production and property base; intensification of existing core areas onshore Texas with EEX's sound Gulf Coast and South Texas properties; NFX's long established core position in the shallow water GOM; improved prospect and data base in the deep water GOM; attractive margins before funding and high reserve replacement costs; and NFX's ability so far to internally fund its high reserve replacement costs with effective up-cycle hedging to bolster downcycle cash flow.

The ratings are restrained by: NFX's high total unit costs due to high three-year average reserve replacement costs (RRC) of $10.45/boe and resulting reduced cash-on-cash returns; much higher effective debt burden on proven developed (PD) reserves ($5.25/boe); higher pro-forma unit interest and preferred dividend burden likely to exceed $2.25/boe; potentially significantly reduced pro-forma liquidity; financial and reinvestment risk attendant to a short PD reserve life (5 years); the potentially higher front-end costs, risks and lead times associated with NFX's move into deepwater GOM exploration and development activity; and ratings flexibility needed for additional strategic moves.

The ratings reflect the challenges and rising costs of building a North American exploration and production firm. The ratings anticipate NFX's reduction of effective debt on PD reserves and accommodate, for now, the cumulative capital requirements associated with the combination of a short PD reserve life, high RRC costs, $25 million of repurchased stock, and basin diversification efforts in its deepwater GOM, promising shallow water deep horizon GOM; Bohai Bay, China, and offshore Australia properties.

Pro-forma total proven reserves approximate 212.4 mmboe, PD reserves approximate 183 mmboe, and the pro-forma PD reserve life is 5 years. Total effective debt (debt, forward gas sales, and trust preferred stock) of $960 million is a high $5.25/boe on PD reserves and needs to be reduced materially by debt reduction and/or significant PD reserve growth.

NFX's pro-forma cost structure is high, in the $19/boe range, including production costs of roughly $4.14/boe, G&A of roughly $1.90/boe, pro-forma interest and preferred dividend costs likely to exceed $2.25/boe, and three-year average RRC's of $10.45/boe (including EEX and excluding a non-cash $105 million step-up in the Lariat 2001 acquisition price). NFX's RRC's reflect the expensive EEX purchase and NFX's high cost GOM reserve replacement effort. In addition to the $11.37/boe paid for EEX, NFX's all-sources RRC's were $12.09/boe in 2001 (excluding the Lariat step-up), $9.69/boe in 2000, $6.18/boe in 1999, and $11.20.boe in 1998.

Before potential refundings but after NFX unwinds EEX's gas sales obligation, the pro-forma March 31, 2002 capital structure principally includes $409 million of bank debt, $300 million of senior notes, $101 million of notes secured by the ENSERCH Garden Banks production platform and facilities, $144 million in trust preferred stock, and $954 million of book equity.

Acquisitions are NFX's principal means of growth and diversification. Since 1998, reserve additions by extensions and discoveries did not alone replace production. Pro-forma for the 2001 Lariat acquisition as if had closed as of year-end 2000, NFX's reserves did not grow during 2001. Lariat did boost NFX's 2000 reserves from 115 mmboe to 157.5 mmboe, while NFX's year-end 2001 reserves were 156.1 mmboe. During 2000, NFX's acquisition of the Headington properties prevented NFX's 2000 reserves from declining.

Newfield Exploration is headquartered in Houston, Texas. NFX has been one of the most successful GOM independent exploration and production companies. Overtime, Moody's believes NFX will establish additional core areas of operation through the drillbit and with acquisitions such as the $333 million Lariat and $640 million EEX purchases.

New York
Robert N. McCreary
Senior Vice President
Corporate Finance Group
Moody's Investors Service
JOURNALISTS: 212-553-0376
SUBSCRIBERS: 212-553-1653

New York
Andrew Oram
VP - Senior Credit Officer
Corporate Finance Group
Moody's Investors Service
JOURNALISTS: 212-553-0376
SUBSCRIBERS: 212-553-1653

(C) Copyright 2002 by Moody's Investors Service, 99 Church Street, New York, NY 10007. All rights reserved.